Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2002 and 2001

                      Commission File Number: 333-91478

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               MidSouth Rail Union 401(k) Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Kansas City Southern
                              427 West 12th Street
                        Kansas City, Missouri 64105-1804

                                    CONTENTS


     FINANCIAL STATEMENTS:

          Report of Independent Auditors

          Statement of Net Assets Available for Benefits December 31, 2002 and 2001

          Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2002

          Notes to Financial Statements

     EXHIBIT:

          Exhibit 23 - Consent of KPMG LLP

                           MidSouth Rail Union 401(k)
                             Retirement Savings Plan

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                           MidSouth Rail Union 401(k)
                             Retirement Savings Plan



                                Table of Contents



                                                                            Page

Independent Auditor's Report                                                  1

Financial Statements:
     Statements of Net Assets Available for Benefits as of
        December 31, 2002 and 2001                                            2
     Statement of Changes in Net Assets Available for Benefits
        for Year ended December 31, 2002                                      3
     Notes to Financial Statements                                            4

Supplemental Schedule*

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
        December 31, 2002                                                      9



* Other schedules required by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                          Independent Auditors' Report



To the Participants and Plan Administrator of the MidSouth Rail Union 401(k) Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the MidSouth Rail Union 401(k) Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year-end is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/   KPMG LLP






Kansas City, Missouri
May 30, 2003

                           MIDSOUTH RAIL UNION 401(k)
                             RETIREMENT SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001
                                                         2002          2001
                                                    ------------  -------------
Assets:
   Cash                                               $  11,202            --
   Investments, at fair value:
      Common stock of Kansas City Southern                3,972            --
      Money markets                                   1,046,922     1,303,078
      Mutual funds                                    1,182,831       855,390
                                                    ------------  -------------
           Total investments                          2,233,725     2,158,468
                                                    ------------  -------------
    Contributions receivable:
       Participant                                           --        10,415
       Company                                               --           307
                                                    ------------  -------------
            Total contributions receivable                   --        10,722
                                                    ------------  -------------
            Total assets                              2,244,927     2,169,190
    Accrued liabilities-investment expenses payable          --           549
                                                    ------------  -------------
            Net assets available for benefits       $ 2,244,927     2,168,641
                                                    ============  =============

See accompanying notes to financial statements.

                           MIDSOUTH RAIL UNION 401(k)
                             RETIREMENT SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2002

 Investment income (loss):
    Interest and dividends                                       $   88,677
    Net depreciation in fair value of investments                  (216,986)
                                                           -------------------
         Total investment loss                                     (128,309)
 Contributions:
    Participant contributions                                       259,366
    Company contributions                                            68,732
                                                           -------------------
         Total contributions                                        328,098
 Benefits paid                                                     (123,503)
                                                           -------------------
         Increase in net assets available for benefits               76,286
 Net assets available for benefits:
    Beginning of year                                             2,168,641
                                                           -------------------
    End of year                                                $  2,244,927
                                                           ===================

See accompanying notes to financial statements.

                           MidSouth Rail Union 401(k)
                             Retirement Savings Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)  Description of the Plan

     The following description of the MidSouth Rail Union 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a participant-directed, contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          During 1993, the MidSouth Corporation was acquired by Kansas City Southern Industries, Inc. and was merged into The Kansas City Southern Railway Company (the Company), a wholly owned subsidiary of Kansas City Southern Industries, Inc., on January 1, 1994. Effective May 2, 2002, Kansas City Southern Industries, Inc. changed its name to Kansas City Southern.

          On January 1, 2001, the SouthRail Corporation Union Savings Plan was merged into the Plan.

     (b)  Eligibility

          The Plan covers all full-time employees of the Company who are members of one of the following collective bargaining units with the former MidSouth Rail Corporation: Brotherhood of Locomotive Engineers,
          Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, Transportation Communications International Union, or United Transportation Union. Plan entry dates are the first day of each quarter.

          A participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to receive Company contributions. However, such participant will continue to receive credit for vesting under the provisions of the Plan and continues to share fully in trust fund allocations, as set forth in the Plan. Upon rejoining any of the above collective bargaining units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.

          Participants in the former SouthRail Corporation Union Savings Plan and the participants in the MidSouth Rail Union 401(k) Retirement Savings Plan and Trust Agreement who were employees of the Company on January 1, 2001, continue to be participants in the Plan.

     (c)  Contributions

          Participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed an individual annual maximum contribution of $11,000 in 2002. The Company matches 100% of the first $200 of participant salary deferral contributions and 50% of the second $600 of participant salary deferral contributions, with a maximum annual Company matching contribution of $500 per participant.

     (d)  Participant Accounts

          Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant's account.

     (e)  Vesting

          Participants   are   immediately   vested  in  their  salary  deferral
          contributions plus actual earnings thereon.

          Company contributions vest according to the following schedule:

                        Years of                Percent
                        service                 vested
                        -------------------------------
                        Less than 1                 0%
                        1                          20%
                        2                          40%
                        3                          60%
                        4                          80%
                        5 or more                 100%


     (f)  Investment Options

          Upon   enrollment  in  the  Plan,  a  participant   may  direct  their
          contributions and Company matching contributions into any of the various funds offered by the Plan.

          Effective July 1, 2002, the Plan added Kansas City Southern (NYSE:KCS) common stock as an investment option.

          Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

     (g)  Benefits

          Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distribution at age 59-1/2.

          Distribution after termination of employment will be made in a lump-sum payment. Balances not exceeding $5,000 will be paid no later than the 60th day following the close of the Plan year in which the participant attains normal retirement age. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than the 60th day following the close of the Plan year in which the following occurs: (a) the participant attains normal retirement age; (b) the participant attains age 62; or (c) the participant's separation from service.

     (h)  Plan Termination

          Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

     (i)  Plan Expenses

          Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The Plan's financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

     (b)  Investments

          The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

     (c)  Forfeitures

          Nonvested amounts forfeited by employees are allocated to the other participants as a part of and in the same manner as the Company contribution for the Plan year in which the forfeiture occurs. Allocated forfeitures were $5,463 and $3,537 for the plan years ended December 31, 2002 and 2001, respectively.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.

     (e)  Reclassifications

          Certain prior year amounts have been reclassified to conform with the current year presentation.

(3)  Investments

     Investments, which exceeded 5% of the net assets available for benefits at December 31, 2002 and 2001, were as follows:

                                                          2002           2001
                                                      -----------    -----------

      Dodge & Cox Balanced Fund                       $       -          260,829
      Invesco Stable Value Fund                         1,046,912      1,302,266
      Franklin Balance Sheet Investment A                 132,750            -
      Janus Investment Fun                                    -          187,784
      Janus Strategic Value Investment Fund                   -          177,312
      PIMCO Renaissance                                   114,339            -
      PIMCO Total Return Administrative Shares            321,001            -
      Vanguard Index Trust - 500 Portfolio                    -          153,348
      Other                                               618,723         76,929
                                                        ---------      ---------
                Total Investments                     $ 2,233,725      2,158,468
                                                      ===========    ===========


     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $216,986, as follows:

                Kansas City Southern common stock      $       (642)
                Mutual funds                               (216,344)
                                                       -------------
                                                       $   (216,986)
                                                       =============

(4)  Plan Amendment

     Effective April 1, 2002, the Plan was amended and restated and a new trustee, administrator and custodian of the Plan were appointed. Accordingly, the Plan was renamed MidSouth Rail Union 401(k) Retirement Savings Plan. Plan assets transferred to the new trustee were transferred into funds comparable to those offered by the previous custodian or as determined by a formal request by each participant. The conversion initiated a "black out" period beginning March 15, 2002, and continued through April 22, 2002. During this period, funds could not be withdrawn from the Plan and investment elections could not be changed until the trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited.

(5)  Portfolio Risk

     The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(6)  Income Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service, dated March 7, 2003, indicating that it is qualified under
     Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The determination letter is applicable for the amendments executed through December 20, 2001.

     The Company is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

                                                                      Schedule 1
                           MIDSOUTH RAIL UNION 401(K)
                             RETIREMENT SAVINGS PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002

                       Identity                                            Description                           Fair value
------------------------------------------------------- ---------------------------------------------------  -------------------
 Common Stock:
    *Kansas City Southern common stock                      331 shares, with a fair value of
                                                               $12.00 per share                                $         3,972
 Money Markets:
    Barclays Money Market                                   10.00 shares, with a fair value of
                                                               $1.00 per share                                              10
    Invesco Stable Value                                    1,046,912.28 shares, with a fair value of
                                                               $1.00 per share                                       1,046,912
 Mutual Funds:
    AIM Small Cap Growth Fund                               1,329.187 shares, with a fair value of
                                                               $18.48 per share                                         24,563
    Barclays Global Inv Equity Index Fund 1                 1,977.64 shares, with a fair value of
                                                               $25.32 per share                                         50,074
    EuroPacific Growth                                      2,586.451 shares, with a fair value of
                                                               $22.97 per share                                         59,411
    Franklin Balance Sheet Investment A                     3,579.14 shares, with a fair value of
                                                               $37.09 per share                                        132,750
    Growth Fund of America                                  3,922.413 shares, with a fair value of
                                                               $18.47 per share                                         72,447
    ING International Value Fund                            3,989.66 shares, with a fair value of
                                                               $10.29 per share                                         41,054
    Janus Fund                                              4,919.406 shares, with a fair value of
                                                               $17.82 per share                                         87,664
    Janus Twenty Fund                                       652.59 shares, with a fair value of
                                                               $29.01 per share                                         18,932
    MFS Value Fund                                          4,911.379 shares, with a fair value of
                                                               $16.52 per share                                         81,136
    Oppenheimer Quest Balanced Value                        7,705.293 shares, with a fair value of
                                                               12.63 per share                                          97,318
    PIMCO Renaissance                                       7,810.014 shares, with a fair value of
                                                               $14.64 per share                                        114,338
    PIMCO Total Return Administrative Shares                30,084.461 shares, with a fair value of
                                                               $10.67 per share                                        321,001
    Washington Mutual Investors Fund                        3,493.969 shares, with a fair value of
                                                               $23.51 per share                                         82,143
                                                                                                             -------------------
                Total investments                                                                         $          2,233,725
                                                                                                             ===================

*Party-in-interest.


See accompanying independent auditor's report.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   MIDSOUTH RAIL UNION 401(K) RETIREMENT SAVINGS PLAN



                                   By
                                      ------------------------------------------
                                          Eric B. Freestone
                                          Title:  Vice President Human Resources



Dated June 30, 2003